UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 2)*

SG Blocks, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

78418A505

(CUSIP Number)

Larry G. Swets, Jr.

105 S. Maple Street

Itasca, Illinois 60143

Copy to:

Elliott Smith

Winston & Strawn, LLP

200 Park Avenue

New York, New York 10166

(212) 294-6787

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2020

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78418A505

1	NAMES OF REPORTING PERSONS Larry G. Swets, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,082 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 68,082 shares
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,082 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.23% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Based on an aggregate of 1,610,524 shares of Common Stock outstanding as of April 14, 2020 as reported by the Issuer in Amendment No. 1 to its annual report on Form 10-K for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission on April 15, 2020.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on March 16, 2020, as amended and restated by Amendment No. 1 to Schedule 13D filed by the Reporting Person with the SEC on April 2, 2020 (the “Original Schedule 13D”), relating to the Reporting Person’s beneficial ownership of the Common Stock of the Issuer. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Original Schedule 13D. The purpose of this Amendment is to amend and supplement the information contained in Item 5 of the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Amendment and set forth in Item 4 of the Original Schedule 13D is incorporated herein by reference.

(c) None.

(d) None.

(e) As of May 5, 2020, the Reporting Person is no longer the beneficial owner of more than five percent of the shares of the Issuer’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2020	/s/ Larry G. Swets, Jr.
Larry G. Swets, Jr.